

Mail Stop 3233

March 23, 2016

Via E-mail
Eric Swanson, Esq.
Executive Vice President and General Counsel
BATS Global Markets, Inc.
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

> **Re:**   **BATS Global Markets, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 7, 2016**
> **File No. 333-208565**

Dear Mr. Swanson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 26, 2016 letter.

Summary Historical and Pro Forma Financial and Operating Data, page 13

1. We note your response to our prior comment 1. Please revise your disclosure here and elsewhere in your filing, to give effect to the share reclassification and stock split in your pro forma EPS.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 78

2. We note your inclusion of the non-GAAP measure adjusted earnings. We further note that you have disclosed that certain adjustments are "one-time items". Given that these charges have been incurred in the past two years, please explain to us how you

determined it would be appropriate to classify them as "one-time". Reference is made to Item 10(e)(1)(ii)(B) of Regulation S-K.

3. Please enhance your disclosure related to adjusted earnings to provide a more detailed description of why management believes adjusted earnings to be an important supplemental measure of your performance. Reference is made to Item 10(e)(1)(i)(C) of Regulation S-K.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings at (202) 551-6431 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Deanna L. Kirkpatrick, Esq.
        Davis Polk & Wardwell LLP